

September 26, 2013

Via E-mail
Mr. Curtis V. Anastasio
President, Chief Executive Officer and Director
NuStar Energy L.P.
19003 IH-10 West
San Antonio, Texas 78257

> **Re:** **NuStar Energy L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2012 and June 30, 2013**
> **Filed May 8, 2013 and August 7, 2013**
> **File No. 1-16417**

Dear Mr. Anastasio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Liquidity and Capital Resources, page 42

1. Consistent with the terms of your partnership agreement, we note that you distribute all available cash to our unitholders each quarter. You disclose in your risk factors that you may not be able to generate sufficient cash from operations to enable you to pay distributions at current levels or at all. In this regard, we note that, using your calculation of distributable cash flow from continuing operations, you have not generated sufficient

distributable cash flow to cover your declared distribution for the last 7 fiscal quarters, nor 8 of the last 10 fiscal quarters. For example, for the three months ended June 30, 2013, we note that you paid a quarterly cash distribution totaling $98 million, but that using your calculation of distributable cash flow, you only generated distributable cash flow from continuing operations of $68 million, or a shortfall of $30 million. For the fiscal year ended December 31, 2012, we note that you paid distributions totaling $374 million, but using your calculation of distributable cash flow, you only generated distributable cash flow from continuing operations of $251 million, or a shortfall of $123 million. You appear to have maintained your distribution at $98 million per quarter, or $1.095 per unit, over the past four quarters despite your lack of sufficient distributable cash flow, using your calculation of that measure.

Please explain how you have continued to maintain the same level of distribution and the sources of funds used. Over the past two fiscal years and through the six months ended June 30, 2013, we note your disclosure that to cover the shortfall in net cash provided by operating activities, you have used proceeds from debt issuance, borrowing under your revolving credit agreement, proceeds from the issuance of common units and asset sales to fund your distributions, capital expenditures, and acquisitions. If you anticipate generating cash from operations that is insufficient to fund your distribution at current levels as well as fund capital expenditures, please address whether this is a material trend or uncertainty as contemplated by Item 303 of Regulation S-K, and discuss the impact that it could have on your financial condition, results of operations or liquidity in future periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director